EXHIBIT 3.26
CERTIFICATE OF AMENDMENT
OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WORLDSPAN TECHNOLOGIES INC.
     Worldspan Technologies Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:
     FIRST: That the Board of Directors of the Corporation by unanimous written consent of its members, filed with the minutes of the Board adopted a resolution proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation:
          RESOLVED, that the Board of Directors of the Company deems it advisable and in the Company’s best interest and recommends that the Certificate of Incorporation of the Company be amended by deleting paragraph (A)(c)(ii) thereof so that, as amended, paragraph (A)(c)(ii) shall be and read as follows:
“Optional Redemption The Series A Preferred Stock may be redeemed from funds legally available therefor, in whole or in part, at the election of the Corporation, expressed by resolution of the Board of Directors, at any time at a price per share equal to $1,000 plus an amount per share equal to full cumulative dividends (whether or not earned or declared) accrued and unpaid thereon (including Additional Dividends and all dividends which have accrued since the most recent Dividend Accrual Date) to the date of redemption (the “Redemption Price”). The date of any redemption pursuant to this paragraph (ii) is hereinafter referred to as a “Redemption Date.””
          RESOLVED, that the Board of Directors of the Company deems it advisable and in the Company’s best interest and recommends that the Certificate of Incorporation of the Company be amended by deleting paragraph (A)(e) thereof so that, as amended, paragraph (A)(e) shall be and read as follows:
“Redemption Procedure
i. Any redemption pursuant to paragraph (c)(ii) shall be accomplished in the manner and with the effect as set forth in this paragraph (e).

ii. Notice of every redemption of Series A Preferred Stock pursuant to paragraph (c)(ii) shall be given by overnight courier delivery to each holder of record on the record date for such redemption at such holder’s address as the same appears on the stock register of the Corporation. Each such notice shall state (A) the Redemption Date, (B) the number of shares of Series A Preferred Stock to be redeemed from the applicable stockholder and (C) the aggregate redemption payment to such stockholder. If less than all the outstanding Series A Preferred Stock is to be redeemed, the selection of shares for redemption shall be made pro rata and the notice of redemption to a holder shall state the number of shares of Series A Preferred Stock of such holder to be redeemed.
iii. On and after the applicable Redemption Date (unless default shall be made by the Corporation in providing money for the payment of the Redemption Price pursuant to the notice of redemption), all dividends on the Series A Preferred Stock so called for redemption shall cease to accrue, and, notwithstanding that any certificate for shares of Series A Preferred Stock is not surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding and all rights of the holders thereof as stockholders of the Corporation shall cease and terminate, except the right to receive the Redemption Price (without interest) as hereinafter provided.
iv. At any time on or after the applicable Redemption Date, the holders of record of the Series A Preferred Stock to be redeemed shall be entitled to receive the Redemption Price upon actual delivery to the Corporation of certificates for the shares to be redeemed, along with receipt of tax back-up withholding or other withholding forms as requested by the Corporation from each such holder of record .”
RESOLVED, that the Board of Directors of the Company deems it advisable and in the Company’s best interest and recommends that the Certificate of Incorporation of the Company be amended by adding a new paragraph (B)(b)(vii) so that, as amended, paragraph (B)(b)(vii) shall be and read as follows:
“vii. Notwithstanding any other provision of the paragraph (b), in exchange for the Corporation’s obligation to prepay the Special Dividends in the following sentence, the Special Dividends are terminated as of January 1, 2005. On or before December 15, 2005, the Corporation shall pay to the holders of Class B Common Stock ratably an aggregate payment equal to $3,080,000 as consideration for the termination of the Special Dividends. As of January 1, 2005, no further Special Dividends shall accrue or be due and payable from the Corporation.”
     SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.
     THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

          IN WITNESS WHEREOF, the said Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be executed by Jeffrey C. Smith, its General Counsel, Secretary and Senior Vice President—Human Resources on this 16th day of February, 2005.

/s/	Jeffrey C. Smith
General Counsel, Secretary
and Senior Vice President–
Human Resources